ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated May 23, 2007

Performance Securities with Contingent Protection

Strategic Alternatives to Indexing

UBS AG $• Securities linked to the S&P 500® Index due on or about June 29, 2012
UBS AG $• Securities linked to the Dow Jones EURO STOXX 50® Index due on or about June 29, 2012
UBS AG $• Securities linked to the Nikkei® 225 Index due on or about June 29, 2012

Investment Description

Performance Securities with Contingent Protection (the “Securities”) are securities issued by UBS AG (“UBS”) linked to the performance of an index. The amount you receive at maturity is based on the return of the applicable index and, in certain circumstances, on whether the level of the applicable index has closed below a specified trigger level on any trading day during the observation period. If the applicable index return is positive or zero, at maturity, you will receive an amount in cash per security that is equal to your principal amount plus an amount based on the index return multiplied by a participation rate. If the applicable index return is negative and the index has not closed below the applicable trigger level on any trading day during the observation period, you will receive your principal. If the applicable index return is negative and the index closed below the applicable trigger level on any trading day during the observation period, your Securities will be fully exposed to the decline in the applicable index, and you could lose some or all of your investment. Investors will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal.

Features

	Enhanced Growth Potential – The Securities provide the opportunity to receive enhanced equity returns by multiplying the positive index return by the applicable participation rate. The Securities are not subject to a maximum gain.


Contingent Protection Against Loss – Payment at maturity of the principal amount of your Securities is protected, so long as the applicable index does not close below the applicable trigger level on any single trading day during the observation period. If the applicable index closes below the applicable trigger level on any trading day during the observation period, your Securities will be fully exposed to any decline in the applicable index on the final valuation date, and you could lose some or all of your investment.

Key Dates*
Trade Date	June 25, 2007

Settlement Date	June 29, 2007

Final Valuation Date	June 22, 2012

Maturity Date	June 29, 2012

*	The Securities are expected to price on or about June 25, 2007 and settle on or about June 29, 2007. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.

Security Offerings

These preliminary terms relate to three separate Securities we are offering. Each Security is linked to a particular index with a different participation rate. The performance of each Security will not depend on the performance of any other Security. The participation rate for each Security will be set on the trade date.

Securities	Participation Rate	Index Starting Level	Trigger Level	CUSIP	ISIN

S&P 500® Index	101% - 111%		50%	902619881	US9026198815

Dow Jones EURO STOXX 50® Index	137% - 152%		50%	902619873	US9026198732

Nikkei® 225 Index	150% - 165%		50%	902619865	US9026198658

See “Additional Information about UBS and the Securities” on page 2. Each of the Securities we are offering will have the terms set forth in the Performance Securities with Contingent Protection product supplement and accompanying prospectus and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-16 of the product supplement for risks related to an investment in the Securities. Your Securities protect your principal only if the closing level of the applicable index never falls below the applicable trigger level during the term of the Securities and you hold the Securities to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG

Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security

S&P 500® Index		100%		3.5%		96.5%

Dow Jones EURO STOXX 50® Index		100%		3.5%		96.5%

Nikkei® 225 Index		100%		3.5%		96.5%

UBS Investment Bank	UBS Financial Services, Inc.

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Securities, which we refer to as the “product supplement” and an Index supplement for various securities we may offer, including the Securities, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, Index supplement and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Product supplement dated March 27, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000089109207001109/e26710_424b2.htm
•	Index supplement dated March 27, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000089109207001105/e26621_424b2.htm
•	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Performance Securities with Contingent Protection” or the “Securities” refer to three different Securities that are offered hereby, unless the context otherwise requires. Also, references to the “product supplement” mean the UBS product supplement, dated March 27, 2007, references to the “Index supplement” mean the UBS Index supplement, dated March 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

•	You have a moderate to high risk tolerance.
•	You believe the applicable index will appreciate over the term of the Securities.
•	You seek an investment with a return linked to the performance of the applicable index.
•	You are willing to expose your principal to the full downside performance of the applicable index if the applicable index closes below the applicable trigger level on any single trading day during the observation period.
•	You are willing to forego dividends paid on the stocks included in the applicable index in exchange for enhanced returns if the applicable index appreciates and contingent protection if the applicable index declines.
•	You are willing to invest in the Securities based on the range indicated for the applicable participation rate (to be determined on the trade date).
•	You do not seek current income from this investment.
•	You are willing to hold the Securities to maturity.

The Securities may not be suitable for you if:

•	You seek an investment that is 100% principal protected.
•	You do not believe the applicable index will appreciate over the term of the Securities.
•	You prefer to receive the dividends paid on the stocks included in the applicable index.
•	You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
•	You seek current income from your investments.
•	You are unwilling or unable to hold the Securities to maturity.
•	You seek an investment for which there will be an active secondary market.

2

Common Terms for Each Offering of Securities

Issuer	UBS AG, Jersey Branch

Principal Amount per Security	$10.00

Term	5 Years[1]

Payment at Maturity (per $10 security)	You will receive a cash payment at maturity based on the performance of the applicable index during the term of the Securities.

If the index return is positive or zero, you will receive a final payment of:

$10 + ($10 x Participation Rate x Index Return)

If the index return is negative and the applicable index never closed below the trigger level on any trading day during the observation period, you will receive your principal of:

$10

If the index return is negative and the applicable index closed below the trigger level on any single trading day during the observation period, you will receive a final payment of:

$10 + ($10 x Index Return)

In this case the contingent protection is lost and you may lose some or all of your principal.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing of the applicable index on the trade date.

Index Ending Level	The closing level of the applicable index on the final valuation date.

Participation Rate	The participation rate determines how much of the index return will be used to compute your payment at maturity if the index return is positive. The participation rate for each offering of Securities will be set on the trade date.

Trigger Level	50% of the applicable index starting level.

Observation Period	The period starting on the trade date and ending on, and including, the final valuation date.

The performance of each offering of the Securities will depend on the performance of the index to which such offering is linked and will not depend on the performance of any other index or offering of Securities.

Determining Payment at Maturity for Each Offering

Trade Date

Final Valuation Date You will receive at maturity: $10 + (10 x Participation Rate x Index Return)

You will receive your principal less an amount reflecting the decline of the index: $10 + (10 x Index Return)

Principal is protected and you will receive $10 per Security.

Your Securities are not fully principal protected. If the applicable index closes below the trigger level on any day during the observation period, your principal is fully exposed to any decline in the applicable index.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-26 of the product supplement. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid cash-settled forward contract with respect to the Index. If the Securities are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss would generally be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations—Alternative Treatments” on page PS-27 on the product supplement.

[1]	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.

3

Key Risks

An investment in any offering of the Securities involves significant risks. Some of the risks that apply to each offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

•	Principal protection ONLY in limited circumstances – Your principal will be protected only if the level of the applicable index never closes below the applicable trigger level on any trading day during the observation period and the Securities are held to maturity.
•	Market risks – If the level of the applicable index closes below the applicable trigger level on any trading day during the observation period, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the level of the applicable index over the term of the Securities. Accordingly, if the level of the applicable index closes below the applicable trigger level on any trading day during the observation period and the level of the applicable index on the final valuation date is below the index starting level, your payment at maturity will be less than the principal amount of your Securities. If you sell your Securities before maturity, you may have to do so at a substantial discount from the issue price and, as a result, you may suffer substantial losses.
•	There may be little or no secondary market for the Securities – The Securities will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
•	Owning the Securities is not the same as owning the applicable index – The return on your Securities may not reflect the return you would realize if you actually owned the applicable index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities.
•	Credit of issuer – An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
•	Price prior to maturity – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the dividend rate paid on the applicable index; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
•	Impact of fees on secondary market prices – Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
•	Potential UBS impact on price – Trading or transactions by UBS or its affiliates in the applicable index and/or over-the-counter options, futures or other instruments with return linked to the performance of the applicable index, may adversely affect the market price of the applicable index and, therefore, the market value of the Securities.
•	Potential conflict of interest – UBS and its affiliates may engage in business with the issuers of the stocks comprising the applicable index, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the Issuer, will determine the applicable stock and payment at maturity based on observed levels of such index in the market. The calculation agent can postpone the determination of the stock index or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
•	Potentially inconsistent research, opinions or recommendations by UBS – UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the Securities.
•	Uncertain tax treatment – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

Risks specific to an investment in the offerings of Securities linked to the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index.

•	Currency Risk – While the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the index returns for each of the Securities will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the Securities linked to such index, you will not receive any additional payment or incur any reduction in payment at maturity.
•	Non-U.S. Securities Markets Risks – The stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the securities linked to these indices, which may have an adverse effect on the applicable offering of Securities.

4

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the payment at maturity for a $10 note on a hypothetical offering of the Securities, with the following assumptions:*

Investment term:	5 years

Index Starting Level:	1400

Trigger Level:	700 (50% of the index starting level)

Participation Rate:	105%

Range of index performance:	-100% to 100%

Observation Period:	The period starting on the trade date and ending on, and including, the final valuation date

*	The actual index starting level, trigger level and participation rate for each offering of the Securities will set be on the trade date.

Example 1: The index return is 20% at maturity.

Since the index return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 x 20% x 105%) = $12.10 per Security.

Example 2: The index return is -20% and the index never closed below the trigger level on any day during the observation period.

Since the index return is negative but the index never closed below the trigger level of 700, your principal is protected and you will receive $10 per Security at maturity.

Example 3: The index return is -20% and the index closed below the trigger level on any day during the observation period.

Since the index return at maturity is negative and the index closed below the trigger level, principal protection is lost and the investor is fully exposed to the decline of the index. In this example, the final payment is calculated as follows:

$10 + ($10 x -20%) = $10 - $2 = $8 per Security.

If the index closes below the trigger level on any day during the observation period, investors are fully exposed to any decline of the index and could lose some or all of their principal at maturity.

Index		Trigger Event Does Not Occur[1]		Trigger Event Occurs[2]

Index Ending Level	Index Return[3]	Payment at Maturity	Securities Total Return at Maturity	Payment at Maturity	Securities Total Return at Maturity

2,800.00	100%	$20.50	105%	$20.50	105%

2,660.00	90%	$19.45	95%	$19.45	95%

2,520.00	80%	$18.40	84%	$18.40	84%

2,380.00	70%	$17.35	74%	$17.35	74%

2,240.00	60%	$16.30	63%	$16.30	63%

2,100.00	50%	$15.25	53%	$15.25	53%

1,960.00	40%	$14.20	42%	$14.20	42%

1,820.00	30%	$13.15	32%	$13.15	32%

1,680.00	20%	$12.10	21%	$12.10	21%

1,540.00	10%	$11.05	11%	$11.05	11%

1,400.00	0%	$10.00	0%	$10.00	0%

1,260.00	-10%	$10.00	0%	$9.00	-10%

1,120.00	-20%	$10.00	0%	$8.00	-20%

980.00	-30%	$10.00	0%	$7.00	-30%

840.00	-40%	$10.00	0%	$6.00	-40%

700.00	-50%	$10.00	0%	$5.00	-50%

560.00	-60%	N/A	N/A	$4.00	-60%

420.00	-70%	N/A	N/A	$3.00	-70%

280.00	-80%	N/A	N/A	$2.00	-80%

140.00	-90%	N/A	N/A	$1.00	-90%

0.00	-100%	N/A	N/A	$0.00	-100%

1)	Index level does not close below the trigger level on any day during the observation period.
2)	Index level closes below the trigger level on any day during the observation period.
3)	The index return excludes any cash dividend payments.

5

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of February 28, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (38); Energy (33); Financials (88); Health Care (56); Industrials (51); Information Technology (75); Materials (29); Telecommunications Services (9); and Utilities (32).

The graph below illustrates the performance of the S&P Index from January 31, 2007 to May 22, 2007, as well as the Trigger Level, assuming an Index Starting Level of 1524.12, which was the S&P Index closing level on May 22, 2007 (the actual Index Starting Level and the Trigger Level will be determined on the Trade Date).

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index (the “EURO STOXX Index”) is sponsored by STOXX Limited. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX 50® Index,” the EURO STOXX Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The EURO STOXX Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The EURO STOXX Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The graph below illustrates the performance of the EURO STOXX Index from January 31, 2007 to May 22, 2007, as well as the Trigger Level, assuming an Index Starting Level of 4469.88, which was the EURO STOXX Index closing level on May 22, 2007 (the actual Index Starting Level and the Trigger Level will be determined on the Trade Date).

Source: Bloomberg L.P.

6

The Nikkei® 225 Index

The Nikkei® 225 Index (the “Nikkei Index”) is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index,” the Nikkei Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The Nikkei Index is reported by Bloomberg L.P. under the ticker symbol “NKY.”

The graph below illustrates the performance of the Nikkei Index from January 31, 2007 to May 22, 2007, as well as the Trigger Level, assuming an Index Starting Level of 17680.05, which was the Nikkei Index closing level on May 22, 2007 (the actual Index Starting Level and the Trigger Level will be determined on the Trade Date).

Source: Bloomberg L.P.

7

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2007 (audited)	CHF	USD

	(in millions)
Debt
Debt issued(1)	369,303	303,713

Total Debt	369,303	303,713
Minority Interest(2)	6,156	5,063
Shareholders’ Equity	51,606	42,441

Total capitalization	427,065	351,216

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.82240 (the exchange rate in effect as of March 31, 2007).

Supplemental Plan of Distribution

We and our affiliates expect to deliver the Securities against payment for the Securities on or about the fourth business day following the date of the pricing of the Securities. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.